Exhibit 20

Consent Resolution of the Board of Directors of Scrap China Corporation

The undersigned, being all of the directors of Scrap China Corporation, and pursuant to section 16-lOa-821 of the Utah revised business corporations act, hereby consent to the following action by the Corporation.

Whereas, the Corporations, being newly formed, and in need of initial capital, and whereas, RecycleNet Corporation has offered to purchase 10,000,000 common shares of the Corporation for the sum of US $10,000

Now, therefore, it is hereby

resolved, that the Corporation sell to RecycleNet Corporation 10.000.000 common shares for US $10,000, and further resolved, that the officers of the Corporation are empowered and authorized to do any and all things necessary to accomplish this transaction.

Dated 15th day of June 2005

/s/ Paul Roszel
Paul Roszel
President, Chief Executive Officer

/s/ Richard R. Ivanovick
Richard R. Ivanovick, C.A.
Director and Chief Financial Officer

/s/ Keith Deck
Keith Deck
Director